Exhibit 4.6
FOR IMMEDIATE RELEASE
LABOPHARM REPORTS RESULTS FOR FIRST QUARTER
FISCAL 2006
— Quarter Marked by FDA’s Acceptance for Review and Filing of NDA for Once-Daily
Tramadol —
LAVAL, Quebec (April 25, 2006) — Labopharm Inc. (TSX: DDS) today reported its results for the first quarter of fiscal 2006, the quarter ended March 31, 2006. All figures are in Canadian dollars unless otherwise stated.
“With the NDA for our once-daily tramadol product accepted for review we are working with our U.S. marketing partner, Purdue Pharma, to prepare for our product’s commercialization should we receive a positive outcome following our PDUFA date of September 28, 2006,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “The launch of our once-daily tramadol product in Germany is proceeding well and we look forward to the roll out of our product across Europe throughout this year.”
Key Developments for the First Quarter
•	NDA for Once-Daily Tramadol Accepted for Review and Filed by the FDA — Labopharm’s New Drug Application (NDA) for its once-daily formulation of tramadol, which was submitted to the Food and Drug Administration (FDA) in November 2005, was accepted for review and filed by the FDA, with a PDUFA date of September 28, 2006.
•	Added Second Marketing Partnership for Once-Daily Tramadol for France — Labopharm added a second marketing partnership for its once-daily tramadol product for France, signing a licensing and distribution agreement with Grunenthal GmbH.
Developments Subsequent to Quarter End
•	Reported Positive Results for Phase III Clinical Trial on Once-Daily Tramadol — Labopharm’s recently completed multi-centre Phase III clinical trial (MDT3-005) for its once-daily formulation of tramadol achieved statistical significance for the primary endpoint. The results of the study will be added to the Company’s NDA for once-daily tramadol in the United States.
Financial Results
Revenue for the first quarter of 2006 was $4.2 million compared with $740,000 for the first quarter of fiscal 2005. Revenue for the first quarter of fiscal 2006 included product sales of $2.0 million consisting of sales of the Company’s once-daily tramadol product to HEXAL AG for distribution in Germany, which generated a gross margin of 50%, and $2.2 million of licensing revenue representing a portion of previously received up front and milestone payments from the Company’s licensing and distribution partners for the U.S. and Europe, which are being recognized over the term of the Company’s obligations under those arrangements. Licensing revenue for the first quarter of fiscal 2005 was $740,000.
Research and development expenses before tax credits for the first quarter of fiscal 2006 increased to $6.4 million from $4.3 million for the first quarter of fiscal 2005. The increase was primarily due to the timing of costs associated with clinical trials for the Company’s once-daily tramadol product, particularly study MDT3-005. The increase was also the result of costs related to the pharmacokinetic study for the Company’s once-daily trazodone product that was conducted in the first quarter of 2006. Research and development tax credits for the first quarter of fiscal 2006 increased to $720,000 from $540,000 for the corresponding quarter of fiscal 2005, due to the recognition of previously unrecorded Canadian Federal research and development tax credits.
Selling, general and administrative costs for the first quarter of fiscal 2006 increased to $3.0 million from $2.4 million for the first quarter of fiscal 2005. The increase was attributable to higher non-cash stock-based compensation expense, as well as increases in various other items including compensation costs due to a higher headcount, capital tax, and legal, tax and other consulting costs. Financial expenses for the quarter were $729,000 compared with $206,000 for the first quarter of fiscal 2005. The increase was the result of interest on the term loan agreement entered into in June 2005. Income tax expense for the quarter was $579,000, the majority of which was offset by an increase in Canadian Federal research and development tax credits as described above. The Company did not incur income tax expense in the first quarter of fiscal 2005.
Net loss for the first quarter of fiscal 2006 was $6.8 million, or $0.16 per share, compared with $5.9 million, or $0.14 per share, for the first quarter of fiscal 2005.
Cash, cash equivalents and short-term investments as at March 31, 2006 were $24.1 million, compared with $34.9 million as at December 31, 2005. The decrease was primarily the result of the use of cash in the operation of the business.
About Labopharm Inc.
Labopharm Inc. (TSX: DDS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, is marketed in Germany and has received regulatory approval in 21 other European countries. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.
This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Warren Whitehead Chief Financial Officer Tel: (450) 680-2423	At The Equicom Group Jason Hogan — Toronto Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

CONSOLIDATED BALANCE SHEETS
[Unaudited]

	As at March 31,	As at Dec. 31,
	2006	2005
[Thousands of Canadian dollars]	$	$

ASSETS
Current
Cash and cash equivalents	10,767	20,282
Short-term investments	13,367	14,611
Accounts receivable	1,531	532
Research and development tax credits receivable	1,099	875
Income tax receivable	435	426
Inventories	3,357	2,188
Prepaids and other assets	953	452

Total current assets	31,509	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,124	10,280
Intangible assets	3,233	3,231
Deferred financing costs	307	364

	46,445	54,512

LIABILITIES
Current
Accounts payable and accrued liabilities	9,534	10,090
Current portion of deferred revenue	9,174	9,067
Current portion of obligations under capital leases	86	83
Current portion of long-term debt	3,878	3,383

	22,672	22,623
Deferred revenue	19,272	20,834
Obligations under capital leases	5,817	5,840
Long-term debt	6,793	7,818

	54,554	57,115
Shareholders’ deficiency
Capital stock	136,755	135,631
Contributed surplus	6,517	6,350
Deficit	(151,381)	(144,584)

Total shareholders’ deficiency	(8,109)	(2,603)

	46,445	54,512

CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]
For the three months ended:

	March 31,	March 31,
	2006	2005
[Thousands of Canadian dollars, except share and per share amounts]	$	$

REVENUE
Product sales	2,045	—
Cost of goods sold	1,028	—

Gross profit on product sales	1,017	—

OTHER REVENUE
Licensing	2,226	740

	3,243	740
EXPENSES
Research and development expenses	6,395	4,256
Government assistance	(720)	(540)

	5,675	3,716
Selling, general and administrative expenses	3,026	2,386
Financial expenses	729	206
Depreciation and amortization	421	405
Interest income	(208)	(135)
Foreign exchange (gain) loss	(182)	91

	9,461	6,669

LOSS BEFORE INCOME TAXES	(6,218)	(5,929)
Income taxes :
Current	579	—

NET LOSS FOR THE PERIOD	(6,797)	(5,929)

NET LOSS PER SHARE — BASIC AND DILUTED	(0.16)	(0.14)

Weighted average number of shares outstanding	43,754,591	42,619,013